Exhibit (d)(11)

AMENDMENT NO. 1

TO INVESTMENT SUBADVISORY AGREEMENT

(Thrivent Mutual Funds)

Amendment No. 1 to INVESTMENT SUBADVISORY AGREEMENT, dated as of January 1, 2006 (the “Agreement”), by and among Thrivent Asset Management, LLC, Thrivent Mutual Funds and Turner Investment Partners, Inc. (the “Sub-adviser”).

The Agreement is hereby amended, effective as of May 1, 2008, as follows:

Schedule I to the Agreement is hereby deleted in its entirety and replaced with Exhibit A to this Amendment.

Except as modified herein, all terms and conditions of the Agreement remain in full force and effect.

THRIVENT ASSET MANAGEMENT, LLC

By:	/s/ Russell W. Swansen

Name: Russell W. Swansen
Title: President

THRIVENT MUTUAL FUNDS

By:	/s/ Pamela J. Moret

Name: Pamela J. Moret
Title: President

TURNER INVESTMENT PARTNERS, INC.

By:	/s/ Brian F. McNally

Name: Brian F. McNally
Title: General Counsel and Chief Compliance Officer

EXHIBIT A

Schedule I

Dated May 1, 2008

Sub-advisory Fees

Compensation pursuant to Paragraph IV of this Subadvisory Agreement shall be payable monthly in arrears and calculated in accordance with the following schedule applied to aggregate average daily net assets that are subject to the Sub-adviser’s investment discretion:

Average Daily Net Assets*	Rate**
First $100 million	65 bp
All amounts above $100 million	60 bp

*	When average daily net assets exceed the first breakpoint, multiple rates will apply, resulting in a blended rate, e.g., if average daily net assets are $105 million, a rate of 65 bp would apply to $100 million and a rate of 60 bp would apply to $5 million.

**	Solely for purposes of calculating the fees payable under this Fee Schedule, the value of the average daily net assets of the Fund that are subject to the Sub-adviser’s investment discretion shall be aggregated with the value of the average daily net assets of the Thrivent Partner Small Cap Growth Portfolio that are subject to the Sub-adviser’s investment discretion.